Exhibit 12

M.D.C. HOLDINGS, INC.
RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

	Year Ended December 31,
	2017	2016	2015	2014	2013

	(Dollars in thousands)
Earnings	$298,615	$216,687	$158,372	$163,686	$187,953
Fixed charges	$58,339	$55,450	$55,258	$68,287	$63,775

Earnings to fixed charges	$5.12	$3.91	$2.87	$2.40	$2.95

Earnings (Loss):

Income before income taxes	$229,732	$151,781	$101,424	$100,475	$129,825

Add: fixed charges	58,339	55,450	55,258	68,287	63,775
Less: capitalized interest	(55,170)	(52,681)	(53,061)	(65,584)	(59,908)
Add: amortization of previously capitalized interest	65,714	62,137	54,751	60,508	54,261

Total earnings	$298,615	$216,687	$158,372	$163,686	$187,953

Fixed Charges:

Homebuilding and corporate interest expense (1)	$-	$-	$-	$685	$1,726
Mortgage lending interest expense	641	714	342	200	282
Interest component of rent expense	2,528	2,055	1,855	1,818	1,859
Capitalized interest	55,170	52,681	53,061	65,584	59,908

Total fixed charges	$58,339	$55,450	$55,258	$68,287	$63,775

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(1) Includes the amortization and expensing of debt expenses that were not capitalized during period

In computing the ratio of earnings to fixed charges, fixed charges consist of homebuilding and corporate interest expense which includes the amortization and expensing of debt expenses that were not capitalized during period, mortgage lending interest expense, interest component of rent expense, and capitalized interest. Earnings are computed by adding fixed charges (except capitalized interest) and amortization of previously capitalized interest during the period to (loss) earnings before income taxes.